

02040432

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

(Mark One)

(x)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For The Fiscal Year Ended December 31, 2001

                            OR

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        For The Transition Period From _____ to _____

                Commission File Number 1-1105

                        AT&T Corp.

A.   Full title of the plan and the address of the plan, if
        different from that of the issuer named below:

                AT&T OF PUERTO RICO, INC. LONG-TERM SAVINGS PLAN
                        FOR MANAGEMENT EMPLOYEES

B.   Name and issuer of the securities held pursuant to the
        plan and the address of its principal executive office:

                        AT&T CORP.
        32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412

AT&T of Puerto Rico, Inc. Long-Term Savings Plan for Management Employees

Financial Statements
As of December 31, 2001 and 2000
and for the year ended December 31, 2001
and Supplemental Schedule
as of December 31, 2001

AT&T of Puerto Rico, Inc. Long Term Savings Plan
For Management Employees
Index to Financial Statements and Supplemental Schedule

	Page(s)
Report of Independent Accountants	2
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	4
Notes to Financial Statements	5-9
Supplemental Schedule:	
Schedule of Assets (Held at End of Year) as of December 31, 2001	10



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Participants and Administrator of the AT&T of
Puerto Rico, Inc. Long Term Savings Plan for Management Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
June 17, 2002

AT&T of Puerto Rico, Inc. Long Term Savings Plan
for Management Employees
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(Thousands of Dollars)

	December 31,	
	2001	2000
Assets		
Investments, at fair value:		
Investments in Group Trust	$ 6,899	$ 6,472
Participant loans receivable	136	181
Total investments	7,035	6,653
Interfund receivables	9	14
Dividends and interest receivable	2	10
Total assets	7,046	6,677
Liabilities		
Interfund payables	9	14
Accrued expenses	1	1
Total liabilities	10	15
Net assets available for benefits	$ 7,036	$ 6,662

The accompanying notes are an integral part of these financial statements.

AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(Thousands of Dollars)

	Total
Net assets available for benefits, January 1, 2001	$ 6,662
Allotments, contributions and transfers:	
Employee allotments	389
Employing company contributions	163
Transfers of participants' balances from other plans, net	22
	574
Investment income:	
Dividends	13
Interest	229
Net appreciation in fair value of investments	35
	277
Distributions to participants	(474)
Administrative expenses	(3)
	(477)
Net increase	374
Net assets available for benefits, December 31, 2001	$ 7,036

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees (the "Plan" or "PRLTSPME") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for management employees (i.e., employees whose pay is defined at a monthly or annual rate and whose positions are not subject to automatic wage progression) to save on a regular and long-term basis. The PRLTSPME participates in a master trust (the "Group Trust"), for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

Effective September 27, 2001, the AT&T Employee Stock Ownership Plan ("ESOP") merged into the Group Trust. Net assets from the ESOP of approximately $7 thousand were specifically transferred into the PRLTSPME. These net assets were recorded as transfers of participants' balances from other plans, net, on the statement of changes in net assets available for benefits.

An eligible employee (an active employee with at least six months of service) enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of the twenty-eight (28) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments or after-tax allotments. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 in 2001. After one year of service, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary allotment. Employing company contributions are made in accordance with the participant's elected investment direction. Employing company contributions and earnings thereon are vested after five years of credited service.

Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, employees are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate on the last business day of the month preceding the month the loan was taken. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding range from 5 percent to 9.50 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment or in annual retiree withdrawals, as directed by the participant, if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age 70-1/2, or upon the participant's

death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a PRLTSPME account in their own name.

The total forfeited non-vested accounts as of December 31, 2001 and 2000 are $28,766 and $27,824, respectively. These accounts will be used to reduce future employer contributions. During 2001 and 2000, there were no reductions of employer contributions due to forfeited non-vested accounts.

For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of benefits
Benefits are recorded when paid.

Valuation of investments
The assets of the Group Trust are allocated to the Plan based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value on the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

Purchases and sales of investments
Purchases and sales of securities are recorded as of the trade dates.

Investment income
Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in the fair value of investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and uncertainties

Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Tax Status

The Puerto Rico Department of Treasury has determined and informed AT&T by letter dated May 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Income Tax Act of 1954 (the "Act"). The Plan has been amended since receiving the determination letter. The Plan administrator, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

4. Concentrations of Investment Risk

Plan participants' accounts are exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media Group stock and AT&T Wireless Group stock.

5. Plan Termination

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6. Plan Expenses

Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7. Group Trust Investments

The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2001 and 2000 (in thousands of dollars except for percentages).

Type of Group Trust investments	December 31, 2001	December 31, 2000
Asset Allocation Strategies	$ 664,756	$ 740,527
Index Funds	322,792	196,051
AT&T Custom Funds	3,989,842	4,031,500
Mutual Funds	2,660,141	3,243,257
Stock Funds	2,154,884	1,708,188
Total Group Trust Investments	$ 9,792,415	$ 9,919,523

	2001	2000
AT&T Long Term Savings Plan for Management Employees	72.9679%	73.5663%
AT&T Long Term Savings and Security Plan	14.7674%	13.6590%
AT&T Retirement Savings and Profit Sharing Plan	0.0812%	0.0742%
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.0705%	0.0652%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.0167%	0.0150%
AT&T Broadband Long Term Savings Plan	12.0963%	7.8942%
AT&T Wireless Services 401(k) Retirement Plan	*	4.6948%
AT&T Long Term Savings Plan - San Francisco	*	0.0313%

*Plan was not a part of the Group Trust at the respective year-end.

Net appreciation (depreciation) in fair value of Group Trust investments:	December 31, 2001
Asset Allocation Strategies	$ (48,728)
Index Funds	(15,021)
AT&T Custom Funds	(155,951)
Mutual Funds	(393,551)
Stock Funds	397,394
Total net depreciation in fair value of Group Trust investments	$ (215,857)

Investment income:	
Interest	$ 201,004
Dividends	11,803
	$ 212,807

8. **Related Party Transactions and Party-in-Interest**

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Group Stock and Liberty Media Group Stock qualified as related party transactions until AT&T Wireless Services, Inc. and Liberty Media Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

AT&T of Puerto Rico, Inc. Long Term Savings Plan
For Management Employees
Schedule of Assets (Held at End of Year)
As of December 31, 2001
(Thousands of Dollars)

Name of Issuer and Title of Issue	Cost	Value
Participant Loans Receivable (5% - 9.50%)		$ 136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR
MANAGEMENT EMPLOYEES

Joanne Sisto
Joanne Sisto
Savings Plan Administrator

Date: June 24, 2002

Exhibit Index

Exhibit No.

23   Consent of PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-50819) of AT&T Corp. of our report dated June 17, 2002 relating to the financial statements and supplemental schedule of the AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, NY
June 26, 2002